                           EXHIBIT 2.2

March 1, 1995                               FOR IMMEDIATE RELEASE

      HARMAN INTERNATIONAL ANNOUNCES THE COMPLETION OF THE
                   ACQUISITION OF BECKER GmbH


Washington, D.C. -- Harman International Industries, Inc.

announced today completion of its acquisition of Becker GmbH of

Karlsbad, Germany with satisfaction of all conditions remaining after the execution of its agreement of February 16, 1995.


Under the terms of the purchase agreement, Harman acquired Becker in exchange for 400,000 shares of Harman International Common

Stock and payments or assumptions of Becker bank indebtedness totaling approximately $60 million.  For the year ended December

31, 1994, Becker's net sales were approximately $200 million.


Dr. Sidney Harman, Chairman and Chief Executive Officer, stated:

     We are very pleased to add Becker to the Harman International Group of companies. Its principal markets and technologies complement those of the other Harman companies. Becker will add greatly to our growing strength in digital signal processing applications for broadcasting and for professional and consumer audio. Becker is widely renowned for its automotive OEM and consumer aftermarket high-end radios and its principal client is Mercedes Benz.


Harman International Industries, Incorporated is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the professional, consumer and automotive markets.  The Company's stock is traded on the New

York Stock Exchange under the symbol:  HAR.

                               33